

August 26, 2020

Karen Rapp
Chief Financial Officer
National Instruments Corporation
11500 North MoPac Expressway
Austin, TX 78759

> **Re: National Instruments Corporation**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 20, 2020**
> **Form 8-K filed July 30, 2020**
> **File No. 000-25426**

Dear Ms. Rapp:

    We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 30, 2020

Exhibit 99.1
Reconciliation of GAAP to Non-GAAP Measures, page 10

1.   We note your reconciliations of the Non-GAAP measures, Non-GAAP net income, Non-GAAP diluted EPS, and Non-GAAP Diluted EPS, guidance, include adjustments that are presented net of tax. We also note that you separately present the corresponding tax effect for each adjustment in the "Reconciliation of Provision for income taxes to Non-GAAP Provision for income taxes" without explaining how they were calculated. Please revise your reconciliations in future filings to comply with the guidance in Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (April 4, 2018) and clarify the accompanying disclosure.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology